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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cheung Kong (Holdings) Ltd

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4138 FISCAL YEAR 12-31-98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 12/16/02

CE DEC 16 AM 10:23

(5)

CHEUNG KONG (HOLDINGS) LIMITED

AR/S
12-31-98

Annual Report 98

Contents

Cheung Kong Holdings

49.9%

Hutchison Whampoa

84.6%

Cheung Kong Infrastructure

36.1%

Hongkong Electric

As at the end of March 1999

The strong fundamentals,

financial strength and management depth of the Cheung Kong Group have been the cornerstone of its solid growth in a difficult market. Following its traditional discipline of financial prudence and practical development, the Cheung Kong Group will continue to position itself to seize growth opportunities while maintaining stability. This is the central focus of the business strategy that has guided the Cheung Kong Group in meeting the existing challenges and preparing it for the emerging trends in the new century.



Cheung Kong Center

Cheung Kong Center, the Group's new headquarters, is one of the flagship properties developed by the associated Hutchison Whampoa Group. Situated in the heart of Central, this intelligent building utilises innovative design and sophisticated technology, and has attracted a large number of prestigious multi-national firms as its tenants. Approximately 70% of the building's rentable space has already been taken up.



Hutchison Whampoa Limited

1998 Turnover : HK$51,383 million

1998 Profit : HK$8,706 million

Shareholding : 49.9% (as at the end of March 1999)

Group Financial Summary

Profit and Loss Account
(HK$ million)

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Turnover	5,044	4,413	9,990	10,278	10,693	14,841	12,309	13,202	7,857	11,865
Profit attributable to shareholders	4,013	3,600	5,289	6,218	9,781	10,113	11,125	13,765	17,602	6,112
Dividends	835	1,055	1,494	1,758	2,198	2,417	2,727	3,170	3,722	2,665
Profit for the year retained	3,178	2,545	3,795	4,460	7,583	7,696	8,398	10,595	13,880	3,447

Balance Sheet
(HK$ million)

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Fixed assets	1,778	1,751	1,944	2,021	2,733	3,763	4,574	4,857	3,294	13,936
Investments	14,243	15,233	17,102	23,835	33,963	47,164	48,000	60,010	75,339	79,608
Net current assets	2,683	5,234	6,395	4,297	6,952	11,815	10,577	20,566	19,937	7,324
	18,704	22,218	25,441	30,153	43,648	62,742	63,151	85,433	98,570	100,868
Deduct:										
Long term loans	2,000	3,010	1,628	1,241	7,216	16,829	8,545	12,016	13,642	10,245
Deferred items	158	126	936	893	26	12	47	14	17	12
Minority interests	214	177	129	684	989	2,648	2,560	4,840	2,135	5,163
Total net assets	16,332	18,905	22,748	27,335	35,417	43,253	51,999	68,563	82,776	85,448
Representing:										
Share capital	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,149	1,149	1,149
Share premium	2,752	2,752	2,752	2,752	2,752	2,752	2,752	7,856	7,856	7,856
Reserves and retained profits	12,481	15,054	18,897	23,484	31,566	39,402	48,148	59,558	73,771	76,443
Total shareholders' funds	16,332	18,905	22,748	27,335	35,417	43,253	51,999	68,563	82,776	85,448
Net assets per share – book value (HK$)	7.43	8.60	10.35	12.44	16.12	19.68	23.66	29.84	36.03	37.19
Earnings per share (HK$)	1.83	1.64	2.41	2.83	4.45	4.60	5.06	6.02	7.66	2.66
Dividend per share (HK$)	0.38	0.48	0.68	0.80	1.00	1.10	1.20	1.38	1.62	1.16

Financial Highlights


Profit Attributable To Shareholders
HK$ Million
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
89 90 91 92 93 94 95 96 97 98


Earnings per share
HK$
8
7
6
5
4
3
2
1
0
89 90 91 92 93 94 95 96 97 98


Dividend per share
HK$
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
89 90 91 92 93 94 95 96 97 98


Net Book Value per share
HK$
40
35
30
25
20
15
10
5
0
89 90 91 92 93 94 95 96 97 98



We are fully confident about the future development of the Group, and the prospects of Hong Kong and the Mainland.

Report of the Chairman and the Managing Director

PROFIT FOR THE YEAR

The Group's audited consolidated net profit after tax for the year ended 31st December, 1998, after provision for taxation and after total exceptional provisions against property projects and listed investments of HK$3,435 million, amounted to HK$6,112 million (1997 – HK$17,602 million). Earnings per share were HK$2.66 (1997 – HK$7.66).

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$0.88 per share in respect of 1998, to shareholders whose names appear on the Register of Members of the Company on 27th May, 1999. This together with the interim dividend of HK$0.28 per share gives a total of HK$1.16 per share for the year (HK$1.62 per share in 1997). The proposed dividend will be paid on 28th May, 1999 following approval at the Annual General Meeting.

OPERATIONS REVIEW

The following are important events that took place during 1998 :

1. BUILDINGS COMPLETED DURING THE YEAR, FURTHER TO THOSE RECORDED IN OUR 1998 INTERIM REPORT :

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Paramount	Tai Po Town Lot No. 97	12,230	35%
DeerHill Bay	Tai Po Town Lot No. 135	60,000	Joint Venture
Trendy Centre	New Kowloon Inland Lot No. 6224	16,650	Joint Venture
Kingswood Ginza Phase I	Tin Shui Wai Town Lot No. 4	48,700	48.25%*
Tierra Verde Phase I	Tsing Yi Town Lot No. 132	107,300	Joint Venture

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

The Group's audited consolidated net profit after tax and after exceptional provisions amounted to HK$6,112 million.

2. DEVELOPMENTS IN PROGRESS AND SCHEDULED FOR COMPLETION IN 1999 :

Name	Location	Total Gross Floor Area	Group's Interest
		(sq. m.)	
Vista Paradiso Phase II	Sha Tin Town Lot No. 338	75,315	50%
Kingswood Ginza Phase II	Tin Shui Wai Town Lot No. 4	59,100	48.25%*
The Portofino	Lot No. 849 in D.D. 225 Clear Water Bay	20,470	100%
Villa d'Arte	Inland Lot No. 8857	5,330	90%
Tierra Verde Phase II	Tsing Yi Town Lot No. 132	141,800	Joint Venture
Harbour Plaza North Point and Office Development	Inland Lot No. 8885	52,120	60.9%
Villa Verde Laguna Verde	Kowloon Inland Lot No. 11056	56,030	Joint Venture
Monte Vista (10 Blocks)	Sha Tin Town Lot No. 446	109,220	50%
Industrial/Office Building	Kwun Tong Inland Lot No. 729	21,900	Joint Venture
Villa Esplanada Phase II	Tsing Yi Town Lot No. 129	64,980	22.5%

* Please refer to the terms of an agreement and supplemental agreements mentioned in the Chairman's Statements for 1988, 1991 and 1994.

3. NEW ACQUISITIONS AND JOINT DEVELOPMENTS :

(1) In January 1998, a subsidiary of the Group entered into a joint venture agreement with the owner to redevelop the property at Nos. 29-51, Wo Yi Hop Road, Kwai Chung, New Territories for non-industrial purposes. The site area is approximately 7,870 sq. m. Planning application has been approved.

(2) In February 1998, the Group acquired certain commercial units (totalling approximately 11,470 sq. m.) and 67 car parking spaces in East Asia Gardens, Nos. 36-60 Texaco Road, Tsuen Wan to be held for long-term investment.

(3) In March 1998, a subsidiary of the Group was awarded the tender for Sha Tin Town Lot No. 461 at Ma On Shan for the construction of a hotel. The site is of approximately 8,000 sq. m. and the total developable gross floor area is about 56,000 sq. m. The planned development in which the Group holds a 51% interest is scheduled for completion in 2002.

(4) In March 1998, an associated company in which the Group has a 42.5% interest was awarded the tender for Kowloon Inland Lot No. 11086 at Canton Road for commercial/residential development. The site area is approximately 10,480 sq. m. Total developable gross floor area is about 94,300 sq. m. Completion is scheduled for 2001.

(5) In June 1998, the Group obtained approval from the Town Planning Board for the expansion of the developable gross floor area of the Laguna Verde development by approximately 39,400 sq. m.

(6) In July 1998, an associated company which is 50% owned by the Group executed the deed of exchange in respect of the Comprehensive Development Lot Nos. 1397 s.ARP, s.B, s.C & RP in SD4, Lai King Hill Road, Kwai Chung. It is expected that the new development on the exchanged lot will consist of a commercial and residential complex with total developable gross floor area of approximately 52,040 sq. m.

(7) In July 1998, a 50/50 joint venture company of the Group and Hutchison Whampoa Limited entered into an agreement with the Shenzhen government for the development of a site at Futian, Shenzhen. The site has an area of about 156,000 sq. m. The development will comprise residential units and a shopping centre with a total developable gross floor area of 408,000 sq. m. This project is scheduled for completion in phases from 2001 to 2006.

To satisfy its future development requirements, the Group has seized valuable opportunities to strengthen its land bank with prime sites at reasonable market prices.

(8) In 1998, the Group restructured its joint-venture arrangements with Land Development Corporation regarding the development of Inland Lot No. 8827. As a result, the Group now has an interest in the 19th to 77th floors (excluding 60th and 73rd floors) and the retail space at 1st floor of The Center totalling approximately 111,400 sq. m. and a three-storey basement car park for long-term investment.

(9) In December 1998, a joint venture company of the Group and Hutchison Whampoa Limited obtained the assignment of Tsing Yi Town Lot No. 140 from the Government for non-industrial use. The site area is approximately 24,900 sq. m. This project in which the Group has a 30% interest is expected to be completed in 2003 with a total developable gross floor area of about 236,550 sq. m.

(10) In December 1998, the Group obtained approval from the Town Planning Board for rezoning Inland Lot No. 7106 s.A and the Extension thereto, to a Comprehensive Development Area including a hotel and a cruise terminal which will be jointly developed with the owner. Project design and planning are now underway.

(11) In December 1998, the Group entered into a supplemental agreement with Mass Transit Railway Corporation regarding the addition of approximately 105,600 sq. m. of residential gross floor area for Tung Chung Town Lot No. 5. The increase in gross floor area has been approved by the Town Planning Board.

(12) In February 1999, a wholly-owned subsidiary of the Group acquired Kwun Tong Inland Lot No. 729, No. 25, Chong Yip Street, Kwun Tong from the owner. With a total gross floor area of approximately 21,900 sq. m., the industrial/office building being built on the site is close to completion.

(13) In March 1999, the Group implemented the joint-development plan with the owners of New Kowloon Marine Lot Nos. 13 to 16 and 22 to 23. A composite development with a total gross floor area of approximately 175,000 sq. m. is proposed on the site.

(14) During the year under review, the Group continued its policy of acquiring agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

4. MAJOR ASSOCIATED COMPANY :

The associated Hutchison Whampoa Group recorded profits after tax and after exceptional provisions of HK$8,706 million (1997 – HK$12,266 million).

PROSPECTS

Our emphasis on quality developments and customer-oriented services has proven its worth particularly amid a sluggish property market.

The continuing fallout from the financial turmoil has triggered a drastic and abrupt adjustment to the Hong Kong economy. Faced with external uncertainty and the pressure over the currency peg, Hong Kong slid into a cycle of negative growth and deflation in 1998, when local investment and spending sentiment were reduced following a credit crunch, rising unemployment and a significant correction in stock and property prices.

Our emphasis on quality developments and customer-oriented services has proven its worth particularly amid a sluggish property market. High-quality properties and after-sale services, complemented by flexible and market-responsive sales strategies, have been the cornerstone of our success in property sales. A total of over 6,000 residential units were sold in 1998, primarily as a result of impressive sales campaigns of well-received projects including Tierra Verde, The Paramount and Villa Verde, Laguna Verde Phase II. The sales of the remaining units of projects such as DeerHill Bay, Maywood Court of Kingswood Villas and Vista Paradiso Phase II during the year were also satisfactory.

Several residential projects of the Group, including No. 1 Star Street in Wan Chai, Costa del Sol, Laguna Verde Phase III in Hung Hom, Monte Vista in Ma On Shan, Peninsula Heights on Broadcast Drive, The Portofino in Clear Water Bay and Villa d'Arte at Wun Sha Street are scheduled for sales launch in 1999.

There have been successive interest rate cuts in Hong Kong as the Asian currencies regained stability. Supported by its strong financial position and a reasonably low gearing level, the Group successfully raised a syndicated loan and launched a notes issue that was over-subscribed in spite of the prevailing tight credit policies of local banks. As a result, we have sufficient capital for future development. Revenue from property sales in 1998 has also helped to strengthen the Group's liquidity position and this will enhance its long-term growth and competitive advantages.

To satisfy its future development requirements, the Group has seized valuable opportunities to strengthen its land bank with prime sites at reasonable market prices, despite a nine-month moratorium on government land sales until late March 1999.

The Group's quality portfolio of rental properties has been further enhanced as a result of the progressive completion of new properties during the year. In a slowing office/commercial property market, the Group still registered a satisfactory occupancy rate for its rental properties with steady revenue, as underlying demand for A-grade office/commercial space remains solid. The Group anticipates a major increase in the total gross floor area of its rental properties in the next year or two, accompanied by strengthened recurrent earnings.

The associated Hutchison Whampoa Group continues to provide the Group with a steady stream of quality earnings. Its core businesses are diversified, well managed and increasingly international, which permit it to weather the financial turmoil, although its local property operations have not been able to avoid the impact from the property slowdown. It has been a particularly satisfactory experience investing overseas and good progress has been made with these businesses, which are expected to bring impressive results in the near future as they mature on or ahead of schedule.

From a macro economic perspective, Hong Kong may still have to face some uncertainties and fluctuations in the short run and 1999 will continue to be a period of painful economic adjustment. However, given the reduced financial turmoil and stabilising external markets, we believe the worst of the downturn should soon be over. The local economic development will become healthier following the recent corrections in property prices and wages. With its solid fundamentals, Hong Kong should be able to pull through the adjustment process, particularly as it is backed by a stable currency and the satisfactory economic growth of the Mainland. We are fully confident about the future development of the Group, and the prospects of Hong Kong and the Mainland.

The Group is committed to enhancing its efficiency and competitiveness through better cost control, higher operational effectiveness and improved quality.

We understand the importance of pursuing productive and value-added operations particularly in a difficult environment. The Group is committed to enhancing its efficiency and competitiveness through better cost control, higher operational effectiveness and improved quality. Following its traditional discipline of financial prudence and practical development, the Group will continue to position itself to take growth opportunities while maintaining stability. Hong Kong will remain an important base for our investments. We will continue to diversify our businesses, underlined by an active pursuit of quality investments both in Hong Kong and the Mainland.

We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

Li Tzar Kuoi, Victor
Managing Director

Hong Kong, 25th March, 1999



Vista Paradiso

This elegant residential development with a panoramic view of the Tolo Harbour fully reflects the Group's commitment to providing a premium-quality and tranquil living environment.

Site Area : 32,400 sq. m.
Floor Area : 161,940 sq. m.
Land Use : Residential
Completion : Phase I - 1998; Phase II - 1999



Directors' Biographical Information

LI Ka-shing, CBE, JP, aged 70, is the founder of the Company. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. Mr. Li has also been the Chairman of Hutchison Whampoa Limited since 1981. He has been engaged in many major commercial developments in Hong Kong for more than 40 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser, the Preparatory Committee, and the Selection Committee for the First Government of the Hong Kong Special Administrative Region. He is also an Honorary Citizen of Shantou, Guangzhou, Shenzhen, Nanhai, Foshan, Jiangmen, Chaozhou and Zhuhai respectively. Mr. Li is a keen supporter of community service organizations, and has served as honorary chairman of many such groups over the years. Mr. Li has received Honorary Doctorates from Beijing University, University of Hong Kong, Hong Kong University of Science and Technology, Chinese University of Hong Kong, City University of Hong Kong and University of Calgary in Canada. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company.

LI Tzar Kuoi, Victor, aged 34, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. Mr. Victor Li is also the Chairman of Cheung Kong Infrastructure Holdings Limited, Deputy Chairman of Hutchison Whampoa Limited, an Executive Director of Hongkong Electric Holdings Limited and a Director of The Hongkong and Shanghai Banking Corporation Limited. He is a member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development and the Business Advisory Group. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

George Colin MAGNUS, aged 63, has been an Executive Director since 1980 and Deputy Chairman since 1985. He is also Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Chairman of Hongkong Electric Holdings Limited and an Executive Director of Hutchison Whampoa Limited. He holds a Master's degree in Economics.

KAM Hing Lam, aged 52, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, and an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

HUNG Siu-lin, Katherine, aged 51, joined the Cheung Kong Group in 1972 and has been an Executive Director since 1985.

CHUNG Sun Keung, Davy, aged 47, has been an Executive Director since 1993. He is a Registered Architect.

IP Tak Chuen, Edmond, aged 46, has been an Executive Director since 1993. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics.

PAU Yee Wan, Ezra, aged 43, joined the Cheung Kong Group in 1982 and has been an Executive Director since 1993.

WOO Chia Ching, Grace, aged 42, joined the Cheung Kong Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A.

LEUNG Siu Hon, aged 67, has been a Director since 1984. He holds a B.A. Law (Honours) (Southampton) degree and is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is the senior partner of Messrs. S.H. Leung and Co., Solicitors.

FOK Kin-ning, Canning, aged 47, has been a Director since 1985. He is also the Group Managing Director of Hutchison Whampoa Limited, the Chairman of Orange plc, Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and the Deputy Chairman of Hongkong Electric Holdings Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Frank John SIXT, aged 47, has been a Director since 1991. He is also the Group Finance Director of Hutchison Whampoa Limited and an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW Nin Mow, Albert, aged 49, has been a Director since 1983. He is also a Director of Hing Kong Holdings Limited.

YEH Yuan Chang, Anthony, aged 75, has been a Director since 1993. He holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited.

CHOW Kun Chee, Roland, aged 61, has been a Director since 1993. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and a consultant of Messrs. P.C. Woo & Co., Solicitors. He holds a Master of Laws degree from the University of London. He is also a Director of Shougang Concord International Enterprises Company Limited.

Simon MURRAY, aged 59, has been a Director since 1993. He is currently the Chairman of General Enterprise Management Services (HK) Limited, a private equity fund management company sponsored by Simon Murray And Associates and Deutsche Bank. He is also a director of a number of public companies including Hutchison Whampoa Limited and Orient Overseas (International) Limited.

KWOK Tun-li, Stanley, aged 72, has been a Director since 1989. He holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, Crystal Square Development Corp., Crystal Square Management Inc., CTC Bank of Canada, Husky Oil Limited and Stanley Kwok Consultants Inc.


現正
發售

Monte Vista

Adjacent to the planned Ma On Shan Railway's first station, this high-quality residential project offers easy access to the urban area. All units launched for internal sales in April 1999 were immediately sold.

Site Area : 25,820 sq. m.
Floor Area : 129,120 sq. m.
Land Use : Residential
Completion : 1999 - 2000


擁
華庭
8123

Report of the Directors

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st December, 1998.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, real estate agency and management and investment in securities.

The Group's turnover by activities and their respective contribution to Group profit after exceptional items and before taxation for the year are as follows :

	Turnover		Contribution	
	1998	1997	1998	1997
	HK$Million	HK$Million	HK$Million	HK$Million
Property sales				
Company and subsidiaries	5,239	79	1,917	16
Jointly controlled entities*	5,745	6,117	701	3,142
Property rental	280	292	184	209
Real estate agency and management	601	856	62	189
Infrastructure and related businesses	–	513	–	176
Investment and finance	–	–	562	1,554
Others	–	–	3	3
	11,865	7,857	3,429	5,289
Interest expenses			(839)	(619)
Share of results of jointly controlled entities (excluding results from property sales) and associated companies				
Listed			4,864	6,537
Unlisted			(132)	96
Profit on disposal of subsidiaries			–	7,728
Group profit before taxation			7,322	19,031

* The Group's proportionate share of turnover and contribution from property sales of jointly controlled entities.

The turnover and contribution to Group profit from the Group's overseas activities are not material.

RESULTS AND DIVIDENDS

Results of the Group for the year ended 31st December, 1998 are set out in the consolidated profit and loss account on page 26.

The Directors recommend the payment of a final dividend of HK$0.88 per share which, together with the interim dividend of HK$0.28 per share paid on 21st October, 1998, makes a total dividend of HK$1.16 per share for the year.

FIXED ASSETS

Movements in fixed assets during the year are set out in note (9) to the financial statements.

RESERVES

Movements in reserves during the year are set out in note (18) to the financial statements.

GROUP FINANCIAL SUMMARY

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

PROPERTIES

Particulars of major properties held by the Group are set out on pages 22 to 25.

DIRECTORS

The Directors of the Company are listed on page 56. The Directors' biographical information is set out on pages 10 and 11.

In accordance with the Company's articles of association, the Directors of the Company (including Non-executive Directors) retire in every year by rotation. Mr. Li Ka-shing, Ms. Pau Yee Wan, Ezra, Ms. Woo Chia Ching, Grace, Mr. Chow Nin Mow, Albert, Mr. Chow Kun Chee, Roland and Mr. Simon Murray retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS

As at 31st December, 1998, the interests of the Directors in the shares of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

(a) **Interests in the Company**

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	32,133,000	771,705,406 (Note 1)	803,838,406
Li Tzar Kuoi, Victor	220,000	100,000	–	771,705,406 (Note 1)	772,025,406
George Colin Magnus	56,000	10,000	–	150,000 (Note 3)	216,000
Kam Hing Lam	10,000	–	–	–	10,000
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Leung Siu Hon	598,100	64,500	–	–	662,600
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600

(b) **Interests in Associated Corporations**

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,944,547,978 (Note 2)	1,944,547,978
Li Tzar Kuoi, Victor	–	–	610,000	1,944,547,978 (Note 2)	1,945,157,978
George Colin Magnus	800,000	9,000	–	–	809,000
Leung Siu Hon	10,000	26,000	–	–	36,000
Fok Kin-ning, Canning	875,089	–	–	–	875,089
Chow Nin Mow, Albert	89	–	–	–	89
Chow Kun Chee, Roland	45,392	–	–	–	45,392

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 4)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note 1 and as Directors of the Company are deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note 1 and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries and associated companies of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	Number of Ordinary Shares
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

Associated Company	Number of Ordinary Shares
Believewell Limited	1,000
Queboton Limited	1,000

In addition, Mr. Li Ka-shing is deemed to be interested in 7,500 shares of Wing Shaw Limited, an associated company of the Company, by virtue of his interest in part of such interests through his private company and his deemed interest in the remainder of such interests through those discretionary trusts and unit trust referred to in Note 2(b).

Notes:

1. The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

2. The two references to 1,944,547,978 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

   (a) 1,936,547,978 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note 1 as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard; and

   (b) 8,000,000 shares held by a unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and daughter, and Mr. Li Tzar Kai, Richard.

   More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 8,000,000 shares in HWL under the SDI Ordinance.

3. Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

4. The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

   (a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note 1 above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL.

   (b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note 1 above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note 1 above.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 31st December, 1998 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director had a material interest subsisted at the balance sheet date or at any time during the year.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

None of the Directors has any service contract with the Company or any of its subsidiaries.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 1998, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note 1 above.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, 47% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 20% of the Group's purchases and the Group's turnover attributable to the Group's five largest customers was less than 30%. None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

GROUP'S LIQUIDITY AND FINANCING

As at 31st December, 1998, the Group's borrowings amounted to HK$15 billion, a decrease of HK$3 billion from the amount outstanding at the end of the last financial year. With cash and marketable securities at the year end date as well as available banking facilities, the Group's liquidity position remains strong. Moreover, the majority of the Group's borrowings is arranged on a medium term committed basis with the maturity profile spreading over a period of 4 years. Of the total borrowings, HK$4.8 billion is repayable within 1 year, and HK$10.2 billion is repayable between 2 and 4 years. The Group has sufficient liquidity to satisfy its commitments and working capital requirements.

TREASURY POLICIES

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings is in HK$, being approximately 76.5% of the total at year end. The balance is in US$ (being the equivalent of HK$3.5 billion at the year end date) and is principally to fund the Group's US$ investments.

The Group's borrowings are principally on a floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used to assist in the Group's management of interest rate exposure.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

EMPLOYEES

The Group, including its subsidiaries but excluding associated companies, employs approximately 3,560 employees. Employees' cost (excluding directors' emoluments) amounted to approximately HK$852 million. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

COMMUNITY RELATIONS

During the year, the Group supported a wide variety of charities and activities beneficial to the community. Donations made by the Group during the year amounted to approximately HK$18,628,000.

CODE OF BEST PRACTICE

The Company has complied with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period covered by this annual report.

AUDIT COMMITTEE

Pursuant to the requirements of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, an Audit Committee of the Company was established in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Society of Accountants. Subsequent to its formation, the Committee met once in 1999.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review and supervision of the Company's financial reporting process and internal controls.

MILLENNIUM ISSUE

The Group is well aware of the importance of taking appropriate steps to address the financial and operating system risks posed by the Year 2000. Since 1997, the Group has developed and implemented a Year 2000 compliance programme (the "Programme") to ensure all major systems, computer applications, software and hardware devices owned or developed by the Group will accurately calculate date/time data prior to, through and beyond the year 2000.

As mentioned in the Interim Report for 1998, a steering committee has been established by the Group in 1997 to monitor the Programme and to implement necessary remedial and contingency measures. Progress on the Programme has been reported regularly to the Directors by the steering committee.

The Group has made significant strides in all areas of the Programme including problem identification and evaluation, and system and software/hardware conversion, replacement and upgrading, which are now progressing on schedule and well within the budget. The Group is aiming for its major systems to be Year 2000 compliant by mid-1999, after which further testing and refinements will be required where necessary.

One of the major issues of the Programme is the Group's reliance upon and interface with third parties such as major suppliers, contractors, sub-contractors and business partners. The Group has been actively assessing the commitment of such third parties in achieving Year 2000 compliance. Disruption to the Group's business operations may result due to the non-compliance of third party systems. However, extensive contingency plans are being prepared with a view to responding to any interruption in a speedy and organised manner.

Total costs required for the Programme are estimated to be approximately HK$8,000,000. As at 31st December, 1998, a total of HK$6,500,000 has been incurred on assessment, programme modification and related works to achieve Year 2000 compliance. The Group expects a further amount of HK$1,500,000 will be spent to complete the Programme and the subsequent testing process.

AUDITORS

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 25th March, 1999

Harbour Plaza North Point and Office Development

Destined to be a new landmark in the North Point,
this composite development comprising a
five-star hotel and Grade A office building
will further enhance the
Group's quality portfolio of rental properties.

Site Area : 3,400 sq. m.
Floor Area : 52,120 sq. m.
Land Use : Hotel and Office
Completion : 1999





Schedule of Major Properties

Dated the 31st day of December, 1998

A. Properties for/under Development

Location	Lot Number	Group's Interest	Approx. Site Area
			(sq. m.)
Hong Kong			
Villa d'Arte, Tai Hang	I.L. 8857	90.0%	666
661-665 King's Road, North Point	I.L. 8885	60.9%	3,404
Manhattan Heights, Western District	M.L. 245 Sec. E & R.P. & others	44.8%	2,962
No. 1 Star Street, Wanchai	I.L. 2837 S.A.	100.0%	1,300
Kowloon & New Territories			
Vista Paradiso Phase 2, Ma On Shan	S.T.T.L. 338	50.0%	32,400
The Portofino, Sai Kung	Lot 849 in D.D. 225	100.0%	51,125
Villa Esplanada Phase 2 & 3, Tsing Yi	T.Y.T.L. 129	22.5%	41,500
Monte Vista, Ma On Shan	S.T.T.L. 446	50.0%	25,825
Peninsula Heights, Kowloon Tong	N.K.I.L. 5104	50.0%	4,727
167-169 Boundary Street	N.K.I.L. 2491 Sec. A	100.0%	1,358
A site at Hung Shui Kiu	Lot 4295 in D.D. 124	50.0%	3,200
A site at Wan Hoi Street, Hung Hom	K.I.L. 11055	50.0%	7,402
A site at Canton Road	K.I.L. 11086	42.5%	10,486
A site at Ma On Shan	S.T.T.L. 461	51.0%	8,000
Lai King Hill Road, Kwai Chung	K.C.T.L. 474	50.0%	8,920
A site at Tsing Yi	T.Y.T.L. 140	30.0%	24,898
A site at Yuen Long	Lot 1457 R.P. in D.D.123 Y.L.	51.3%	799,977
Various sites at Yuen Long	Various lots	100.0%	193,380
A site at Tai Po	Various lots	90.0%	98,610
Various sites at Tai Po	Various lots	100.0%	70,742
A site at North District	Various lots	100.0%	185,681
The Mainland			
Sheraton Shenyang Lido Hotel	–	70.0%	12,000
Sheraton Chengdu Lido Hotel	–	70.0%	4,615
Pudong Huamu, Site 1, Shanghai	–	50.0%	246,863
San Fang Qi Xiang, Fuzhou City	–	89.0%	23,931 12,135
Pacific Plaza Phase 2, Qingdao	–	15.3%	6,374
Walton Plaza Phase 2 & 3, Xuhui, Shanghai	–	39.2%	29,709
Pudong Huasi Lu, Site 2, Shanghai	–	31.0%	359,709
Huangsha MTR Station, Guangzhou	–	50.0%	34,287
Tang Jia Bay, Zhuhai	–	35.0%	445,672
Shenzhen Futian District	–	50.0%	156,011
Xuedairenzhuang Village, Shunyi County, Beijing	–	35.0%	1,270,500
Overseas			
Montevetro, London, United Kingdom	–	22.5%	10,117
Belgravia Place, London, United Kingdom	–	42.5%	4,389
Albion & Bridge Wharves, London, United Kingdom	–	45.0%	16,725
Costa del Sol, Bayshore Road, Singapore	–	24.0%	39,702

Approx. Floor Area Attributable to the Group	Land Use	Stage of Completion	Estimated Date of Completion
(sq. m.)			
4,800	Residential	Superstructure in progress	May, 1999
31,744	Commercial/Hotel	Superstructure in progress	August, 1999
13,345	Residential/Commercial	Superstructure in progress	March, 2000
9,318	Residential	Foundation work	December, 2000
37,658	Residential	Interior finishing	January, 1999
20,472	Residential	Interior finishing	April, 1999
14,621	Residential	Interior finishing	April, 1999
18,005	Residential	Foundation work	July, 2001
54,613	Residential	Superstructure in progress	December, 1999
9,950	Residential	Superstructure in progress	June, 2000
10,633	Residential	Superstructure in progress	March, 2000
4,072	Residential	Foundation work	June, 2000
2,016	Residential	Foundation work	December, 2000
31,208	Residential/Commercial	Foundation work	October, 2001
40,109	Residential/Commercial	Demolition work	December, 2001
28,560	Hotel	Planning	January, 2002
26,023	Residential/Commercial	Planning	September, 2002
70,959	Commercial/Hotel	Planning	May, 2003
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
56,000	Hotel	Interior finishing	September, 1999
40,320	Hotel	Interior finishing	December, 1999
21,738	Residential	Interior finishing	August, 1999
38,062	Residential	Foundation work	December, 2000
97,564	Residential/Commercial	Superstructure in progress	March, 2000
34,070	Residential/Commercial	Planning	December, 2000
3,514	Residential	Foundation work	December, 2000
58,268	Residential/Commercial/Hotel	Site investigation work	June, 2001
34,363	Residential/Commercial	Planning	September, 2002
86,804	Residential/Commercial	Planning	December, 2003
25,998	Residential	Site formation work	March, 2001
129,988	Residential	Planning	March, 2005
50,250	Residential	Site investigation work	December, 2001
153,750	Residential/Commercial	Planning	2003 – 2006
229,289	Residential	Site formation work	December, 2008
3,436	Residential	Superstructure in progress	January, 2000
4,156	Residential	Foundation work	December, 2000
17,851	Residential/Commercial	Planning	December, 2001
33,349	Residential	Foundation work	2002 –2004

Schedule of Major Properties

Dated the 31st day of December, 1998

B. Properties for Investment

Location	Lot Number	Group's Interest	Approx. Site Area
			(sq. m.)
Hong Kong			
The Center (Portion)	–	100.0%	–
United Centre (Portion of 1st floor)	–	100.0%	–
Shun Tak Centre (Portion of carparks)	–	54.0%	–
Sherwood Court (Portion of carparks)	–	100.0%	–
North Point Centre (Portion of carparks)	–	100.0%	–
A site at North Point	M.L. 293 R.P. & Ext.	100.0%	3,839
Kowloon & New Territories			
Ma On Shan Plaza	–	100.0%	–
East Asia Gardens (Portion)	–	100.0%	–
Centre De Laguna	–	100.0%	–
Jubilee Garden (Portion)	–	68.5%	–
Modern Warehouse	K.T.I.L. 62	100.0%	–
8 Tung Yuen Street	Y.T.M.L. 69	100.0%	2,108
The Mainland			
Metropolitan Plaza, Chongqing	–	50.0%	–
Westgate Mall, Shanghai	–	21.0%	–

C. Properties in which the Group has a Development Interest

Location	Lot Number	Approx. Site Area	Approx. Floor Area of the Development
		(sq. m.)	(sq. m.)
Hong Kong			
Sites at Queen Street, Sheung Wan	I.L. 8897	7,965	60,962
Kowloon & New Territories			
Kingswood Ginza Phase 2, Tin Shui Wai	T.S.W.T.L. 4	16,900	59,088
25 Chong Yip Street	K.T.I.L. 729	1,889	21,910
Tierra Verde Phase 2, Tsing Yi	T.Y.T.L. 132	54,000	141,808
Laguna Verde, Hung Hom	K.I.L. 11056	64,150	56,034 95,421 29,238 143,385
Development above KCRC Freightyard Extension	K.I.L. 11077	50,058	132,218
Tung Chung Station Package Three	T.C.T.L. 5	67,901	218,661 122,092 71,547

Notes for Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sale, are not included.
2. Properties owned by listed associated companies are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the sales proceeds/properties after completion or a share of the development profits in accordance with the terms and conditions of the joint development agreements.

Approx. Floor Area Attributable to the Group	Existing Use	Lease Term
(sq. m.)		
114,397	Commercial/Carpark	Medium Term Lease
3,509	Commercial	Long Lease
–	Carpark	Long Lease
–	Carpark	Long Lease
–	Carpark	Long Lease
–	Pier/Carpark	Long Lease
29,278	Commercial/Carpark	Medium Term Lease
11,478	Commercial/Carpark	Medium Term Lease
3,995	Commercial	Medium Term Lease
2,115	Commercial/Carpark	Medium Term Lease
22,296	Industrial/Office/Carpark	Medium Term Lease
7,170	Godown	Medium Term Lease
92,637	Commercial/Hotel	Medium Term Lease
20,554	Commercial	Medium Term Lease

Land Use	Stage of Completion	Estimated Date of Completion
Residential/Commercial	Foundation work	December, 2001
Commercial/Hotel	Interior finishing	January, 1999
Industrial/Office	Interior finishing	April, 1999
Residential	Superstructure in progress	July, 1999
Residential	Interior finishing	September, 1999
Residential	Superstructure in progress	March, 2000
Commercial	Foundation work	September, 2000
Residential	Foundation work	June, 2001
Commercial/Hotel	Superstructure in progress	December, 2000
Residential/Commercial	Foundation work	June, 2002
Residential	Foundation work	December, 2002
Residential	Foundation work	June, 2003



KOWLOON INLAND LOT NO. 11086

Adjacent to the commercial district in Tsimshatsui, this prime site at Canton Road is earmarked for a high-grade residential and commercial project which will command picturesque views of the Victoria Harbour and Kowloon Park.

Site Area : 10,480 sq. m.
Floor Area : 94,300 sq. m.
Land Use : Residential & Comme
Completion : 2001



Consolidated Profit and Loss Account

For the year ended 31st December, 1998

	Note	1998 $ Million	1997 $ Million
Turnover	(2)		
Company and subsidiaries		6,120	1,740
Share of property sales of jointly controlled entities		5,745	6,117
		11,865	7,857
Operating profit excluding exceptional items			
Company and subsidiaries		2,792	2,468
Share of results of jointly controlled entities		3,261	4,287
Exceptional items	(3)	(3,435)	5,718
Operating profit		2,618	12,473
Share of results of associated companies		4,704	6,558
Profit before taxation	(4)	7,322	19,031
Taxation	(5)	1,169	1,320
Profit after taxation		6,153	17,711
Minority interests		41	109
Profit attributable to shareholders	(6)	6,112	17,602
Dividends	(7)	2,665	3,722
Profit for the year retained		3,447	13,880
Profit for the year retained by:			
Company and subsidiaries		77	10,284
Jointly controlled entities		2,173	610
Associated companies		1,197	2,986
Earnings per share	(8)	$2.66	$7.66

Consolidated Balance Sheet

As at 31st December, 1998

	Note	1998 $ Million	1997 $ Million
Fixed assets	(9)	13,936	3,294
Associated companies	(11)	50,857	49,658
Jointly controlled entities	(12)	25,430	21,196
Other investments	(13)	3,321	4,485
Net current assets	(14)	7,324	19,937
		100,868	98,570
Deduct:			
Long term loans	(15)	10,245	13,642
Deferred items	(16)	12	17
Minority interests		5,163	2,135
Total net assets		85,448	82,776
Representing:			
Share capital	(17)	1,149	1,149
Share premium		7,856	7,856
Reserves	(18)	1,866	2,641
Retained profits	(19)	74,577	71,130
Total shareholders' funds		85,448	82,776

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Balance Sheet

As at 31st December, 1998

	Note	1998 $ Million	1997 $ Million
Fixed assets	(9)	20	39
Subsidiaries	(10)	16,663	19,175
Associated companies	(11)	1,122	1,351
Jointly controlled entities	(12)	4,715	1,374
Other investments	(13)	90	222
Net current assets	(14)	413	330
		23,023	22,491
Deduct:			
Deferred items	(16)	1	3
Total net assets		23,022	22,488
Representing:			
Share capital	(17)	1,149	1,149
Share premium		7,856	7,856
Reserves	(18)	800	999
Retained profits	(19)	13,217	12,484
Total shareholders' funds		23,022	22,488

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Consolidated Cash Flow Statement

For the year ended 31st December, 1998

	Note	1998 $ Million	1997 $ Million
Net cash inflow from operating activities	(a)	10,148	1,375
Returns on investments and servicing of finance			
Dividends from jointly controlled entities		1,430	3,102
Dividends from associated companies		2,908	3,037
Dividends from other investments		117	307
Interest received		1,378	1,599
Interest paid		(1,403)	(1,289)
Dividends paid to shareholders		(3,469)	(3,308)
Dividends paid to minorities		(148)	(135)
Net cash inflow from returns on investments and servicing of finance		813	3,313
Taxation			
Profits tax paid		(137)	(274)
Investing activities			
Disposal of subsidiaries		–	1,469
Reduction of interest in subsidiaries		108	–
Investment in jointly controlled entities		(2,443)	(384)
Purchase of associated companies		(58)	(2,267)
Advance to jointly controlled entities		(3,972)	(5,969)
Advance to associated companies		(172)	(12)
Purchase of other investments		(181)	(2,891)
Disposal/redemption of other investments		110	2,063
Advance to investee companies		(79)	(207)
Repayment of long term loans		54	82
Addition of fixed assets		(8,938)	(149)
Disposal of fixed assets		1	100
Increase of fixed deposits with maturity dates beyond 3 months		–	(1,000)
Disposal of short term investments		996	3,478
Net cash outflow from investing activities		(14,574)	(5,687)
Net cash outflow before financing		(3,750)	(1,273)
Financing			
Borrowing of bank loans		635	5,485
Repayment of other loans		(3,618)	(1,964)
Funding from/(repayment to) minorities		2,089	(74)
Net cash inflow/(outflow) from financing	(b)	(894)	3,447
Increase/(decrease) in cash and cash equivalents		(4,644)	2,174
Cash and cash equivalents at 1st January		7,957	5,783
Cash and cash equivalents at 31st December	(c)	3,313	7,957

Notes:

(a) **Reconciliation of profit before taxation to net cash inflow from operating activities**

	1998 $ Million	1997 $ Million
Profit before taxation	7,322	19,031
Interest income	(1,364)	(1,533)
Interest expenses	839	619
	6,797	18,117
Dividend income	(105)	(318)
Share of results of jointly controlled entities	(3,261)	(4,287)
Share of results of associated companies	(4,704)	(6,558)
Exceptional items	3,435	(5,718)
Profit on disposal of other investments	(54)	(1,559)
Depreciation	52	74
(Increase)/decrease in stock of properties	8,903	(4,076)
Increase/(decrease) in customers' deposits received	(3,134)	5,919
(Increase)/decrease in debtors, deposits and prepayments	(1,545)	35
Increase/(decrease) in creditors and accrued expenses	3,819	(314)
Exchange difference and other items	(55)	60
Net cash inflow from operating activities	10,148	1,375

(b) **Analysis of changes in financing during the year**

	Other loans $ Million	Bank loans $ Million	Minority interests $ Million	Total $ Million
Balance at 1st January, 1998	6,307	11,735	2,135	20,177
Net cash inflow/(outflow) from financing	(3,618)	635	2,089	(894)
Minority shareholders' share of profits and reserves	–	–	30	30
Increase in minority interest (see note below)	–	–	1,057	1,057
Dividends paid to minorities	–	–	(148)	(148)
Balance at 31st December, 1998	2,689	12,370	5,163	20,222

Note:

During the year, the Group increased its interest in a jointly controlled entity which became a subsidiary as a result and the transaction was accounted for as follow:

	$ Million
Addition of fixed assets	2,113
Less: Interest in jointly controlled entities	(1,056)
Net increase in assets	1,057
Financed by:	
Increase in minority interests	1,057

(c) **Cash and cash equivalents**

	1998 $ Million	1997 $ Million
Bank balances and deposits	4,313	8,957
Less: Fixed deposits with maturity dates beyond 3 months	(1,000)	(1,000)
	3,313	7,957

Notes to Financial Statements

(1) PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interest in jointly controlled entities and associated companies on the basis set out in note (1)(c) and note (1)(d) below respectively.

Results of subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on consolidation of subsidiaries is charged to reserves in the year in which it arises.

(b) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for diminution in value where appropriate.

(c) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Where the investment cost in a jointly controlled entity is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

The accounting policy for jointly controlled entities has been adopted to reflect the provisions of the Statement of Standard Accounting Practice No.21 "Accounting for Interests in Joint Ventures" issued by the Hong Kong Society of Accountants which becomes effective from 1st January, 1998. Adoption of this accounting policy has no effect on the Group's profit attributable to shareholders or reserves and only results in reclassification of items in the balance sheet and the profit and loss account. Comparative figures for last year have been reclassified to conform with the current year's presentation.

(d) **Associated companies**

An associated company is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of over 20% and the Group exercises significant influence over its management.

Investments in associated companies are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Any significant differences between the acquisition costs and the fair values attributable to the underlying net assets of the associated companies at the dates of acquisition are dealt with as premium or goodwill. Goodwill on acquisition is charged to reserves in the year in which it arises.

Results of associated companies are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) **Investments**

Long term investments, which are not subsidiaries, jointly controlled entities or associated companies, are carried at cost less provision for diminution in value where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Investments held for short term are stated at the lower of cost and net realisable value.

(f) **Fixed assets**

Fixed assets are stated at cost or valuation less depreciation or amortisation where applicable.

Investment properties, which are held for rental, are stated at their open market values under fixed assets. Annual valuations are undertaken by independent professional valuers. Increases in valuations are credited to investment property revaluation reserve whereas decreases in valuations are firstly set off against revaluation reserve and thereafter charged to the profit and loss account. When revalued investment properties are sold, the relevant revaluation surplus or deficit are transferred to the profit and loss account.

No depreciation is provided on investment properties with an unexpired lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at the annual rates of 2% to 4% on the cost of the respective building. Furniture, yacht and other fixed assets are depreciated on a straight-line basis at the annual rates of 5% to 33⅓% based on their respective estimated useful lives.

(g) **Stock of properties**

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interests and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(h) **Revenue recognition**

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from real estate agency and management is recognised when the services are rendered. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(i) **Foreign exchange**

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associated companies denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

(j) **Taxation**

Provision for Hong Kong taxation is calculated at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

Tax deferred or accelerated by the effect of timing difference is provided, using the liability method, to the extent that it is probable that a liability or an asset will crystallize.

(k) **Borrowing costs**

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

(2) TURNOVER

The Group's turnover represents the aggregate of proceeds from property sales, gross rental income and income from real estate agency and management. In addition, the Group also accounts for its proportionate share of the proceeds from property sales of jointly controlled entities.

Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associated companies are not included.

(3) EXCEPTIONAL ITEMS

	1998 $ Million	1997 $ Million
Provision for property projects of jointly controlled entities	(2,450)	(750)
Provision for listed investments	(985)	(1,260)
Profit on disposal of subsidiaries (see note below)	–	7,728
	(3,435)	5,718

Note:

Profit on disposal of subsidiaries represents the Group's realised profit on disposal of the entire 70.66% shareholding in Cheung Kong Infrastructure Holdings Limited to a subsidiary of Hutchison Whampoa Limited, an associated company, pursuant to the Group restructuring in March, 1997.

(4) PROFIT BEFORE TAXATION

	1998 $ Million	1997 $ Million
Profit before taxation is arrived at after charging:		
Interest on bank loans, overdrafts and other loans repayable within 5 years	1,439	1,284
Less: Interest capitalised (see note (a) below)	(600)	(665)
	839	619
Directors' emoluments (see note (b) below)		
Salaries, allowances and benefits in kind	73	64
Contribution to retirement scheme	7	6
Discretionary bonus	29	55
	109	125
Less : Amount paid back	(11)	(12)
	98	113
Auditors' remuneration	4	5
Costs of properties sold	2,782	49
Operating lease charges		
Properties	163	142
Other assets	–	28
Depreciation		
Land and buildings	–	6
Other fixed assets	52	68
and after crediting:		
Net rental income	211	241
Interest income from banks	317	394
Income from listed investments		
Share of results of associated companies	4,864	6,537
Dividend from other investments	101	170
Interest from other investments	50	103
Income from unlisted investments		
Share of results of jointly controlled entities	3,261	4,287
Share of results of associated companies	(160)	21
Dividend from other investments	4	148
Interest from jointly controlled entities	937	859
Interest from other investments	60	177

Notes:

(a) Interest was capitalised to property development projects at an average annual rate of approximately 7% (1997 – 6%).

(b) Directors' emoluments include directors' fee of $85,000 (1997 – $85,959). Other than a director's fee of $5,000 each, no other emoluments was paid to the Chairman, Mr. Li Ka-shing, and the independent non-executive directors. Certain directors received directors' remuneration from associated companies of which $11 million (1997 – $12 million) was paid back to the Company.

Directors' emoluments (including the five highest paid individuals in the Group) are within the following bands:

	1998 Number of Directors	1997 Number of Directors
Nil – $1,000,000	9	8
$7,000,001 – $7,500,000	–	1
$7,500,001 – $8,000,000	1	1
$8,000,001 – $8,500,000	–	1
$8,500,001 – $9,000,000	–	1
$9,000,001 – $9,500,000	2	1
$10,000,001 – $10,500,000	1	–
$11,500,001 – $12,000,000	–	1
$12,000,001 – $12,500,000	1	–
$12,500,001 – $13,000,000	–	1
$13,000,001 – $13,500,000	1	1
$17,500,001 – $18,000,000	1	1
$28,500,001 – $29,000,000	1	1

(5) TAXATION

	1998 $ Million	1997 $ Million
Company and subsidiaries		
Hong Kong profits tax	143	71
Overseas tax	4	12
Deferred tax	(5)	–
Jointly controlled entities		
Hong Kong profits tax	458	674
Overseas tax	38	25
Associated companies		
Hong Kong profits tax	392	395
Overseas tax	139	143
	1,169	1,320

Hong Kong profits tax is provided for at the rate of 16% (1997 – 16.5%).

(6) PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $3,398 million (1997 – $5,191 million).

(7) DIVIDENDS

	1998 $ Million	1997 $ Million
Interim dividend paid at $0.28 (1997 – $0.39) per share	643	896
Proposed final dividend at $0.88 (1997 – $1.23) per share	2,022	2,826
	2,665	3,722

(8) EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders and on 2,297,556,240 shares (1997 – 2,297,556,240 shares) in issue during the year.

(9) FIXED ASSETS

Group	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Other assets $ Million	Total $ Million
Cost or valuation					
At 1st January, 1998	677	2	2,483	294	3,456
Additions/transfers	2,373	–	8,916	16	11,305
Disposals	–	–	–	(77)	(77)
Deficits on revaluation	–	–	(594)	–	(594)
At 31st December, 1998	3,050	2	10,805	233	14,090
Accumulated depreciation					
At 1st January, 1998	–	–	–	162	162
Charge for the year	–	–	–	52	52
Written back on disposals/transfers	–	–	–	(60)	(60)
At 31st December, 1998	–	–	–	154	154
Net book value					
At 31st December, 1998	3,050	2	10,805	79	13,936
Net book value					
At 31st December, 1997	677	2	2,483	132	3,294

At the balance sheet date, certain properties in Hong Kong with a total net book value of $13,462 million (1997 – $2,678 million) were held under medium term leases. All other properties were held under long leases.

	Other assets $ Million
Company	
Cost	
At 1st January, 1998	143
Additions	8
Disposals	(54)
At 31st December, 1998	97
Accumulated depreciation	
At 1st January, 1998	104
Charge for the year	19
Written back on disposals	(46)
At 31st December, 1998	77
Net book value at 31st December, 1998	20
Net book value at 31st December, 1997	39

Analysis of cost and valuation of the Group's fixed assets at 31st December, 1998:

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Other assets $ Million	Total $ Million
At 1994 professional valuation	220	–	–	–	220
At 1998 professional valuation	–	–	10,805	–	10,805
At cost	2,830	2	–	233	3,065
	3,050	2	10,805	233	14,090

Investment properties of the Group have been revalued at 31st December, 1998 by C.Y. Leung & Company Limited, professional valuers, on an open market value basis. Gross rental income derived from investment properties during the year was $210 million (1997 – $216 million).

Land and buildings in Hong Kong include properties transferred from investment properties in 1995 at their 1994 valuation which are under development.

(10) SUBSIDIARIES

	Company 1998 $ Million	Company 1997 $ Million
Unlisted investments in subsidiaries	2,267	2,313
Amounts due from subsidiaries	22,820	26,188
Amounts due to subsidiaries	(8,424)	(9,326)
	16,663	19,175

Particulars regarding the principal subsidiaries are set out in Appendix I.

(11) ASSOCIATED COMPANIES

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Listed investments in associated company (see note below)	49,313	47,787	–	–
Unlisted investments in associated companies	1,358	1,857	1,330	1,593
	50,671	49,644	1,330	1,593
Amounts due from associated companies	469	335	48	49
Amounts due to associated companies	(283)	(321)	(256)	(291)
	50,857	49,658	1,122	1,351

Note:

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Market value of investments in associated company listed in Hong Kong	106,026	94,019	–	–

Particulars regarding the principal associated companies are set out in Appendix II.

(12) JOINTLY CONTROLLED ENTITIES

	Group		Company	
	1998 $ Million	1997 $ Million	1998 $ Million	1997 $ Million
Unlisted investments in jointly controlled entities	9,925	6,157	145	143
Amounts due from jointly controlled entities	17,134	16,304	4,721	1,384
Amounts due to jointly controlled entities	(1,629)	(1,265)	(151)	(153)
	25,430	21,196	4,715	1,374

Particulars regarding the principal jointly controlled entities are set out in Appendix III.

(13) OTHER INVESTMENTS

	Group		Company	
	1998 $ Million	1997 $ Million	1998 $ Million	1997 $ Million
Listed investments (see note below)				
Hong Kong	1,139	1,584	–	–
Foreign	1,075	1,619	–	–
Unlisted investments	343	455	27	27
	2,557	3,658	27	27
Amounts due from investee companies	762	680	22	16
Amounts due to investee companies	(43)	(35)	(4)	(1)
	3,276	4,303	45	42
Long term loans	45	182	45	180
	3,321	4,485	90	222

Note:

	Group		Company	
	1998 $ Million	1997 $ Million	1998 $ Million	1997 $ Million
Market value of listed investments				
Hong Kong	1,233	1,840	–	–
Foreign	1,075	1,646	–	–
	2,308	3,486	–	–

(14) NET CURRENT ASSETS

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Current assets				
Stock of properties				
Properties for/under development	4,346	3,526	–	–
Joint development projects	8,585	18,196	–	–
Properties for sale	577	343	3	3
	13,508	22,065	3	3
Less: Customers' deposits received	2,785	5,919	–	–
	10,723	16,146	3	3
Debtors, deposits and prepayments	2,181	595	140	55
Dividends receivable	–	–	622	3,237
Listed investments (see note (a) below)				
Hong Kong	173	172	–	–
Foreign	220	789	–	–
Unlisted investments				
Foreign	1,904	2,094	–	–
Bank balances and deposits	4,313	8,957	1,778	4
	19,514	28,753	2,543	3,299
Deduct:				
Current liabilities				
Bank loans and overdrafts	2,476	815	–	–
Other loans (see note (b) below)	2,338	3,585	–	–
Creditors and accrued expenses	4,766	1,012	91	133
Proposed final dividend	2,022	2,826	2,022	2,826
Provision for taxation	588	578	17	10
	12,190	8,816	2,130	2,969
	7,324	19,937	413	330

Notes:

(a) Market value of listed investments

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Hong Kong	184	175	–	–
Foreign	245	863	–	–
	429	1,038	–	–

(b) At the balance sheet date, other loans included US$148,890,000 floating rate notes issued by Cheung Kong Finance Cayman Limited, a wholly owned subsidiary, which was redeemed after the balance sheet date and US$152,750,000 floating rate notes issued by Cheung Kong Finance China Limited, a wholly owned subsidiary, which will mature in August, 1999. The notes issued by Cheung Kong Finance China Limited are listed on the Luxembourg Stock Exchange, carry interest at the rate of 0.5% above the 3 months London interbank offered rate ("LIBOR") and are guaranteed by the Company.

(15) LONG TERM LOANS

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Bank loans				
Repayable				
after 1 year but not exceeding 2 years	6,168	1,584	–	–
after 2 years but not exceeding 5 years	3,726	9,336	–	–
Other loans (see note below)				
Repayable				
after 1 year but not exceeding 2 years	–	1,217	–	–
after 2 years but not exceeding 5 years	351	1,505	–	–
	10,245	13,642	–	–

Note:

At the balance sheet date, other loans represented floating rate notes in bearer form issued in 1994 by Cheung Kong Finance Cayman Limited, a wholly owned subsidiary, which carry interest at the rate of 0.7% above the 3 months LIBOR. These notes, which are guaranteed by the Company and listed on the Luxembourg Stock Exchange, will mature in January, 2001 or, at the options of the noteholders giving not less than 60 days' notice, become redeemable in January, 2000.

(16) DEFERRED ITEMS

	Group		Company	
	1998 $ Million	1997 $ Million	1998 $ Million	1997 $ Million
Deferred taxation (see note below)	2	7	1	3
Other deferred income	10	10	–	–
	12	17	1	3

Note:

Deferred taxation is mainly caused by accelerated tax depreciation allowances in excess of depreciation expenses. No provision has been made for the revaluation surplus of investment properties as they do not constitute timing differences. There were no significant unprovided timing differences at the balance sheet date.

(17) SHARE CAPITAL

	1998 No. of shares	1997 No. of shares	1998 $ Million	1997 $ Million
Authorized :				
Shares of $0.5 each	2,800,000,000	2,800,000,000	1,400	1,400
Issued and fully paid :				
Shares of $0.5 each	2,297,556,240	2,297,556,240	1,149	1,149

(18) RESERVES

	Group 1998 $ Million	Group 1997 $ Million	Company 1998 $ Million	Company 1997 $ Million
Capital reserve				
Balance at 1st January and 31st December	345	345	199	199
Exchange translation reserve				
Balance at 1st January	29	25	1	2
Share of translation reserve				
Jointly controlled entities	3	7	–	–
Associated companies	(1)	(3)	–	(1)
Balance at 31st December	31	29	1	1
Investment property revaluation reserve				
Balance at 1st January	2,267	1,938	799	799
Revaluation surplus/(deficits)				
Company and subsidiaries	(583)	113	–	–
Jointly controlled entities	13	519	–	–
Associated companies	(207)	(5)	(199)	–
Realised on disposal				
Jointly controlled entities	–	(298)	–	–
Balance at 31st December	1,490	2,267	600	799
	1,866	2,641	800	999

At the balance sheet date, the Group's share of post-acquisition reserves in jointly controlled entities included in exchange translation reserve and investment property revaluation reserve were $30 million (1997 – $27 million) and $584 million (1997 – $571 million) respectively. The Group's share of post-acquisition reserves in associated companies included in exchange translation reserve and investment property revaluation reserve were $1 million (1997 – $2 million) and $643 million (1997 – $850 million) respectively.

(19) RETAINED PROFITS

	Group		Company	
	1998	1997	**1998**	1997
	$ Million	$ Million	**$ Million**	$ Million
Balance at 1st January	71,130	57,250	12,484	11,015
Profit for the year retained	3,447	13,880	733	1,469
Balance at 31st December	74,577	71,130	13,217	12,484

At the balance sheet date, the Group's share of post-acquisition profits retained by jointly controlled entities and included in the Group's retained profits were $2,696 million (1997 – $1,334 million). The Group's share of post-acquisition profits retained by associated companies and included in the Group's retained profits were $21,607 million (1997 – $20,424 million). The Company's reserves available for distribution to shareholders amounted to $12,397 million (1997 – $11,603 million).

(20) EMPLOYEES RETIREMENT SCHEMES

The principal employees retirement schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from 5% to 10% on the employees' salary.

The Group's costs on employees retirement schemes for the year were $44 million (1997 – $34 million). Forfeited contributions during the year amounting to $2 million (1997 – $5 million) were used to reduce current year's contributions.

(21) CHARGES ON ASSETS

At the balance sheet date, certain assets of the Group with a total net book value of $158 million (1997 – $144 million) were pledged to secure loan facilities utilized by affiliated companies.

(22) COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Group had capital commitments contracted but not provided for as follows:
   (i) fixed assets – $417 million (1997 – $543 million)
   (ii) investment in jointly controlled entities – $3,942 million (1997 – $164 million)
   (iii) others – Nil (1997 – $48 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:
   (i) contracted but not provided for – $437 million (1997 – $1,426 million)
   (ii) authorized but not contracted for – $1,471 million (1997 – Nil)

(c) the Company provided guarantees for bank and other loans as follows:
   (i) utilized by subsidiaries – $15,047 million (1997 – $18,030 million)
   (ii) utilized by jointly controlled entities – $2,722 million (1997 – $3,584 million)
   (iii) utilized by associated and affiliated companies – $235 million (1997 – $248 million)

   and certain subsidiaries provided guarantees for bank and other loans utilized by jointly controlled entities amounted to $104 million (1997 – Nil), and utilized by associated and affiliated companies amounted to $27 million (1997 – $37 million); and

(d) the Company provided guarantees for the minimum revenue to be shared by the other parties of various joint development projects undertaken by subsidiaries and jointly controlled entities amounted to $1,353 million (1997 – $1,599 million) and $125 million (1997 – $150 million) respectively.

(23) RELATED PARTY TRANSACTIONS

During the year and in the ordinary course of business, the Group undertook various transactions with related parties on normal commercial terms, including advances made to and repayments received from associated companies and jointly controlled entities. The outstanding balances with associated companies and jointly controlled entities at the balance sheet date were disclosed in notes (11) and (12), and interest received on such advances during the year were disclosed in note (4). Other than the aforementioned, there were no other significant related party transactions required for disclosure in the financial statements.

(24) APPROVAL OF FINANCIAL STATEMENTS

The financial statements expressed in Hong Kong dollars and set out on pages 26 to 51 were approved by the board of directors on 25th March, 1999.

Principal Subsidiaries

Appendix I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Agrila Limited	HK$	2		100	Property development
Arenal Limited	HK$	2		100	Property development
Bandick Limited	HK$	2		100	Property investment
Biro Investment Limited	HK$	10,000		100	Property development
Champful Limited	HK$	100		100	Property development
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance China Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$2,500,000		100		Treasury operation
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong International Limited	HK$	20	100		Investment holding
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Cheung Kong Real Estate Agency Limited	HK$	2		100	Real estate agency services
Citybase Property Management Limited	HK$	100,000		100	Property management
Conestoga Limited	HK$	10,000		60.9	Property development
Dobie Development S.A. (Panama)	US$	2	100		Securities & fund investment
Foo Yik Estate Company Limited	HK$	70,000	100		Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Goodwell Property Management Limited	HK$	100,000		100	Property management
Great Poka Limited	HK$	2		100	Property development
Haskins Investments Limited	HK$	2		100	Property development
Hong Kong Property Services (Agency) Holdings Limited	HK$	100,000		88.8	Real estate agency services
Hui Xian Investment Limited	US$	10,000		33.4	Investment in property project
Jingcofield Limited (British Virgin Islands)	US$	1		100	Property investment
Kamos Limited	HK$	2		100	Property development

Name	Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Kingswood Property Services Limited	HK$ 2		100	Real estate agency services
Lapland Holdings Limited (British Virgin Islands)	US$ 1		100	Securities & fund investment
Marymount Limited (British Virgin Islands)	US$ 40,000,000		100	Securities & fund investment
Montaco Limited	HK$ 100		85	Property development
Mutual Luck Investment Limited	HK$ 30,000		51.3	Property development
Nobleway Investment Limited (British Virgin Islands)	US$ 1		100	Securities & fund investment
Pako Wise Limited	HK$ 2	100		Property investment
Pofield Investments Limited (British Virgin Islands)	US$ 1		100	Property investment
Poko Shine Limited	HK$ 2		100	Property investment
Quick Switch Limited (British Virgin Islands)	US$ 1		100	Property investment
Randash Investment Limited	HK$ 110		60.9	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$ 1		100	Property investment
Towerich Limited	HK$ 2		51	Property development
Winbest Enterprises Limited (British Virgin Islands)	US$ 1		100	Securities & fund investment
Winchesto Finance Company Limited	HK$15,000,000	100		Finance
Yee Pang Realty Limited	HK$ 10,000		68.5	Property investment
Yick Ho Limited	HK$ 6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Finance China Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Dobie Development S.A.	Asia Pacific
Hui Xian Investment Limited	The Mainland
Marymount Limited	Asia Pacific
Nobleway Investment Limited	Asia Pacific
Winbest Enterprises Limited	Asia Pacific
Yick Ho Limited	The Mainland

Principal Associated Companies

Appendix II

The Directors are of the opinion that a complete list of the particulars of all the associated companies will be of excessive length and therefore the following list contains only the particulars of the associated companies which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Loan financing & capital market services
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications, ports, trading, property, energy, infrastructure & investment
Metro Broadcast Corporation Limited		50	Radio broadcasting
Mightypattern Limited	25		Property investment

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Principal Jointly Controlled Entities

Appendix III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Albion Properties Limited (United Kingdom)		45	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development
Becogate Limited		50	Property development
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		35	Property investment
Clayton Power Enterprises Limited		50	Property development
Concord Property Development Limited (British Virgin Islands)		50	Property development
Cosmos Wide International Limited		50	Property development
Harvest Fair Investment Limited		22.5	Property development
Japura Development Pte Limited (Singapore)		24	Property development
Konorus Investment Limited		42.5	Property development
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development
Ostani Limited		50	Finance
Perfect Idea Limited		35	Property development
Roboton Limited		50	Property development
Shinta Limited		20	Property development
Sinclair Profits Limited (British Virgin Islands)		50	Property development
Southern Mount Limited		50	Property development
Super Lion Enterprises Limited	50		Property development
Tin Shui Wai Development Limited		48.25	Property development
Vigour Limited		50	Property development
Wonder Pacific Investment Limited		50	Property development

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Albion Properties Limited	United Kingdom
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Japura Development Pte Limited	Asia Pacific
Sinclair Profits Limited	The Mainland

Report of the Auditors

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

德勤·關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

To the Members of Cheung Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 26 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 1998 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 25th March, 1999

Extracts from Hutchison Whampoa Limited Financial Statements

The following information is extracted from the 1998 published financial statements of Hutchison Whampoa Limited, a principal associated company.

Consolidated Profit and Loss Account
for the year ended 31st December, 1998

	1998 HK$ Million	1997 HK$ Million
Turnover	51,383	44,590
Operating profit	7,779	8,778
Share of profits less losses of associated companies	2,307	2,184
Share of profits less losses of jointly controlled entities	513	1,272
Profit before exceptional items	10,599	12,234
Exceptional items	566	2,483
Profit before taxation	11,165	14,717
Taxation	1,190	1,179
Profit after taxation	9,975	13,538
Minority interests	1,269	1,272
Profit Attributable to the Shareholders	8,706	12,266
Dividends	4,962	6,123
Profit for the Year Retained	3,744	6,143

Consolidated Balance Sheet
at 31st December, 1998

	1998 HK$ Million	1997 HK$ Million
Fixed assets	76,927	76,439
Deferred expenditures	3,109	2,529
Associated companies	21,246	20,196
Interests in joint ventures	40,050	34,221
Managed funds and other investments	25,291	26,881
Net current assets	358	10,370
Employment of Capital	166,981	170,636
Share capital	969	969
Reserves	83,395	84,620
Shareholders' Funds	84,364	85,589
Minority interests	10,534	12,216
Long term liabilities	71,880	72,720
Deferred taxation	203	111
Capital Employed	166,981	170,636



TUNG CHUNG TOWN LOT NO.5

A large-scale residential project in Tung Chung that demonstrates the Group's active development of prime sites in the new towns. Foundation work is now underway.



Site Area : 67,900 sq. m.

Floor Area : 412,300 sq. m.

Land Use : Residential & Commercial

Completion : 2002 - 2003



Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong on Thursday, 27th May, 1999 at 12:15 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 1998.

2. To declare a final dividend.

3. To elect Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(i) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(ii) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(1) the conclusion of the next Annual General Meeting of the Company;
(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and
(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (i) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (ii) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board
Eirene Yeung
Company Secretary

Hong Kong, 25th March, 1999

Notes:

1. Any Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and on a poll, vote in his stead. A proxy need not be a Member of the Company.

2. The Register of Members will be closed from Thursday, 20th May, 1999 to Thursday, 27th May, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 19th May, 1999.

3. Concerning item 5(i) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the Members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

4. Concerning item 5(ii) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 1998 Annual Report.

Corporate Information

DIRECTORS

LI Ka-shing *Chairman*
LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*
George Colin MAGNUS *Deputy Chairman*
KAM Hing Lam *Deputy Managing Director*
HUNG Siu-lin, Katherine *Executive Director*
CHUNG Sun Keung, Davy *Executive Director*
IP Tak Chuen, Edmond *Executive Director*
PAU Yee Wan, Ezra *Executive Director*
WOO Chia Ching, Grace *Executive Director*
LEUNG Siu Hon *Independent Non-executive Director*
FOK Kin-ning, Canning *Non-executive Director*
Frank John SIXT *Non-executive Director*
CHOW Nin Mow, Albert *Non-executive Director*
YEH Yuan Chang, Anthony *Independent Non-executive Director*
CHOW Kun Chee, Roland *Independent Non-executive Director*
Simon MURRAY *Independent Non-executive Director*
KWOK Tun-li, Stanley *Independent Non-executive Director*

SOLICITORS

Woo, Kwan, Lee & Lo

AUDITORS

Deloitte Touche Tohmatsu

BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Canadian Imperial Bank of Commerce
Banque Paribas
The Chase Manhattan Bank
The Bank of Tokyo – Mitsubishi, Limited
The Sumitomo Bank, Limited
Citibank, N.A.

COMPANY SECRETARY

Eirene YEUNG

REGISTERED OFFICE

7th Floor, Cheung Kong Center,
2 Queen's Road Central, Hong Kong

SHARE REGISTRARS AND TRANSFER OFFICE

Central Registration Hong Kong Limited
Rooms 1712 – 1716, 17th Floor,
Hopewell Centre,
183 Queen's Road East, Hong Kong

INTERNET ADDRESS

http://www.ckh.com.hk